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                               UNITED STATES                  OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION  -----------------------
                            Washington, D.C. 20549     OMB Number 3235-0145
                                                       Expires: October 31, 1997
                               SCHEDULE 13D            Estimated average burden
                                                       hours per form.. 14.90



                      Under the Securities Exchange Act of 1934
                                 (Amendment No.  __)*


                             Territorial Resources, Inc.
                                   (Name of Issuer)



                             Common Stock (no par value)
                            (Title of Class of Securities)


                                     881469 10 0
                                    (CUSIP Number)


                   Brian A. Lingard, 1300 Main Street, Suite 1840,
                         Houston, Texas 77002; (713) 658-0850
         (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)

                                    March 29, 1996
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13D

CUSIP No. 881469 10 0                                    Page    2    of 2 Pages
                                                              -------
- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MICHAEL C. NEMEC
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /

                                                                         (b) / /
- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

- --------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             1,842,348
                       ---------------------------------------------------------
   NUMBER OF            8    SHARED VOTING POWER
     SHARES
BENEFICIALLY OWNED     ---------------------------------------------------------
BY EACH REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   1,842,348
                       ---------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,842,348
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.07%

- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
- --------------------------------------------------------------------------------

                        "SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1.  SECURITY AND ISSUER

    This Schedule 13D relates to shares of common stock, no par value (the "Territorial Common Stock"), of Territorial Resources, Inc., a Colorado corporation ("Territorial"). The principal executive offices and mailing address of Territorial are 1300 Main Street, Suite 1840, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND

    This Schedule 13D is filed on behalf of Michael C. Nemec ("Nemec"), whose residence address is 7410 Eichler, Houston, Texas 77036. Nemec's current principal occupation or employment is serving as a geologist in Cairo, Egypt, for Apache Corporation, whose principal business is oil and gas exploration and development and whose address is 2000 Post Oak Blvd., Houston, Texas 77056.

    During the last five years, Nemec (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (b) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Nemec is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Pursuant to the terms and provisions of a Plan and Agreement of Reorganization ("Acquisition Agreement"), dated as of March 12, 1996, by and among William C. Penttila, Dennis M. Buck, Michael C. Nemec, Thomas B. Patrick (collectively, the "Shareholders") and Territorial, Territorial acquired (the "Acquisition") on March 29, 1996, all of the outstanding shares of capital stock of TRI Mongolia, Inc., a Texas corporation ("TRI"). In exchange therefor, Territorial issued on the date of such Acquisition an aggregate of 5,450,000 shares of Territorial Common Stock to the Shareholders, as the sole shareholders of TRI as follows:

                                            NUMBER OF SHARES
                                       OF TERRITORIAL COMMON STOCK

              William C. Penttila                1,589,583
              Dennis M. Buck                     1,589,583
              Michael C. Nemec                   1,589,583
              Thomas B. Patrick                    681,251
                                                 ---------
              Total                              5,450,000

    In exchange therefor, each such Shareholder delivered the following number of shares of common stock of TRI to Territorial:

                                            NUMBER OF SHARES
                                         OF COMMON STOCK OF TRI

              William C. Penttila                     4,585
              Dennis M. Buck                          4,585
              Michael C. Nemec                        4,585
              Thomas B. Patrick                       1,966
                                                    -------
              Total                                  15,721

    In connection with the Acquisition Agreement, each Shareholder entered into a separate Pledge and Security Agreement (the "Pledge Agreement") with Territorial, pursuant to which among other things such Shareholder pledged all of the shares of Territorial received by him in connection with the Acquisition Agreement to secure certain indemnity and other obligations of such Shareholder in favor of Territorial set out in the Acquisition Agreement.


                                          1

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    In connection with the dissolution in March 1996 of the predecessor of TRI, each of the Shareholders received the following shares of Territorial Common Stock previously held by such predecessor:

                                            NUMBER OF SHARES
                                       OF TERRITORIAL COMMON STOCK

              William C. Penttila                300,180
              Dennis M. Buck                     300,180
              Michael C. Nemec                   252,765
              Thomas B. Patrick                  121,875
                                                 -------

              Total                              975,000

    As a result of the two transactions described above, Nemec received an aggregate of 1,842,348 shares (collectively the "Shares") of Territorial Common Stock.

    Prior to and after the consummation of the Acquisition Agreement transactions, Mr. Penttila was, and remains, a director of Territorial. In addition, Messrs. Penttila, Buck and Patrick also are continuing as directors and officers of TRI.

    Nemec believes that he may be entitled to receive an additional 31,610 of the shares of Territorial Common Stock distributed to the other Shareholders in connection with the dissolution of the predecessor of TRI. In such event, the number of shares of Territorial Common Stock that will have been received by Nemec in connection with such dissolution would be increased to 284,375, the aggregate number of shares of Territorial Common Stock that will have been owned by Nemec as described in the penultimate preceding paragraph would be increased to 1,873,958 (which would represent approximately 7.19% of the outstanding shares of Territorial Common Stock as of June 10, 1996), and the information provided in items 7, 9, 11 and 13 appearing on page 2 of this Schedule would be adjusted accordingly.

ITEM 4.  PURPOSE OF TRANSACTION

    Nemec acquired the Shares for investment purposes.  See Item 3, above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) Subject to the information described in the last paragraph of item 3 above, the aggregate number of shares of the class of securities identified pursuant to Item 1, above beneficially owned by Nemec is 1,842,348 shares (previously defined as the "Shares") of Territorial Common Stock, which represents approximately 7.07% of the outstanding shares of Territorial Common Stock as of April 19, 1996. To Nemec's best knowledge, the aggregate number of shares of Territorial Common Stock beneficially owned by all of the Shareholders is 6,425,000 shares, which represents approximately 24.65% of the outstanding shares of Territorial Common Stock as of June 1, 1996. Subject to the information described in the last paragraph of item 3 above, Nemec disclaims beneficial ownership of any shares of Territorial Common Stock owned by any of the other Shareholders.

    (b) Subject to the terms and provisions of the Pledge Agreement with respect to the 1,589,583 shares of Territorial Common Stock received by him in connection with the Acquisition, Nemec has the sole power to vote and to dispose of the Shares. Similarly, subject to the terms and provisions of such Shareholder's Pledge Agreement with respect to the shares of Territorial Common Stock received in connection with the Acquisition, each of the other Shareholders has the sole power to vote and to dispose of the shares of Territorial Common Stock acquired by him in connection with the Acquisition Agreement.

    (c)  Not applicable.

    (d) Not applicable, other than with respect to the Pledge Agreement to which Nemec is a party as it relates to the 1,589,583 shares of Territorial Common Stock received by Nemec in connection with the Acquisition, as described in Item 3, above.

    (e)  Not applicable.

                                          2

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

    Not applicable, other than with respect to the Pledge Agreement to which Nemec is a party as it relates to the 1,589,583 shares of Territorial Common Stock received by Nemec in connection with the acquisition, as described in Item 3, above.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 99.1 Plan and Agreement of Reorganization, dated as of March 12, 1996, by and among William C. Penttila, Dennis M. Buck, Michael C. Nemec, Thomas B. Patrick and Territorial Resources, Inc.

      Exhibit 99.2 Pledge and Security Agreement, dated March 29, 1996, by and between Michael C. Nemec and Territorial Resources, Inc.

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 13, 1996


/s/ MICHAEL C. NEMEC
- --------------------------------------
MICHAEL C. NEMEC

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